UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
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FORM 6‑K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Reconquista 1088, 7th Floor
Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires
Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Proposal of Directors and members of the Supervisory Committee – Relevant Event

City of Buenos Aires, April 12, 2018

Messrs.
Comisión Nacional de Valores

Messrs.
Bolsas y Mercados Argentinos S.A.

Ref.: Proposal of Directors and members of the Supervisory
Committee – Relevant Event
Dear Sirs,

We hereby inform that today Loma Negra Holding GmbH, the main shareholder of Loma Negra C.I.A.S.A. (the “Company”), notified its proposal for members of the Board of Directors and the Supervisory Committee for year 2018 to be appointed at the Annual Ordinary Shareholders Meeting of the Company to be held on April 25, 2018 (items 9 and 10 of the Agenda).

Such proposal is transcribed below:

DIRECTORS
Franklin Feder
Sergio Damián Faifman
Paulo Nigro
Paulo Diniz
Carlos Boero Hughes
Diana Mondino
Sergio Daniel Alonso
PRINCIPAL MEMBER OF THE SUPERVISORY COMMITTEE
Antonio Juan Lattuca
Omar Raúl Rolotti
Esteban Pedro Villar
ALTERNATE MEMBER OF THE SUPERVISORY COMMITTEE
Paola Lorena Rolotti
Carlos Roberto Chiesa
Jose Alanis

Brief descriptions of the biographical information of the individuals proposed for the Board of Directors are presented below.

Franklin Feder. Mr. Feder was appointed as President of the Board of InterCement Participações, its subsidiaries and InterCement Institute in December 2017. He is also Board member of other for-profit and non-profit organizations (i.e., Ethos Institute, Minerals Technologies, Inc., Paccar Inc., Companhia Brasileira de Alumínio, AES Tietê S.A., Unigel S.A., WRI Brasil e Sitawi-Finanças para o Bem). From 2005 to 2014 he served as President of Latin America & Caribbean at Alcoa. Prior to that, he was partner at Booz Allen Hamilton. Mr. Feder received a bachelor’s degree in Business Administration in 1972 at FGV - Escola de Administração de Empresas de São Paulo and an MBA at IMD Business School in 1977.

Sergio Damián Faifman. Mr. Faifman was appointed as a member of our board of directors in August 2012.  He has also acted as Vice-President of our board of directors and CEO since November 2016.  In addition, Mr. Faifman also currently serves as president of the board of directors of Yguazú Cementos S.A., Ferrosur Roca S.A., Cofesur S.A. and Recycomb S.A.U., and Vice-President of InterCement Participações S.A. for Loma Negra and Yguazú Cementos.  In November 2016, Mr. Faifman was appointed President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined the company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015.  Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010.  Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002.

Paulo Nigro. Mr. Nigro was appointed as CEO of InterCement Brasil in March 1, 2018. He is also Board member of Ethos Institute and Lide Group. From November 2014 to February 2018, he acted as President and CEO at Aché Laboratórios. He also had a seat in the Board of Ache´s JV´s : as Melcon ( Hormones) and Bionovis ( Biotech). He was also member of the Board of the Brazilian Pharma Association. During 2014 he acted as Vice President of Cluster Americas at Tetra Pak International. From 1998 until 2014 he acted as CEO of different companies of the Tetra Pak group (Canada, Italy and Brazil). Mr. Nigro received a bachelor’s degree in Mechanical Engineering in 1983 at Fundação Armando Álvares Penteado, a bachelor’s degree in administration in 1991 at Universidade Presbiteriana Mackenzie and a Certificate in Executive Management Development in 2005 at IMD Business School.

Paulo Diniz. Mr. Diniz was appointed as a member of our board of directors in July 2017.  Mr. Diniz is the Chief Financial Officer of InterCement Participações, S.A. since 2015 and he is also member of the board of directors of Cimpor—Cimentos de Portugal SGPS, S.A. and member of its Executive Committee.  Mr. Diniz has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as:  Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan Limited, F. Hoffmann-La Roche AG and Telecom Italia.  Mr. Diniz received a bachelor’s degree in Industrial Engineering from Universidade de São Paulo Politecnica and a master’s degree in Business Administration from IMD in Switzerland.  Mr. Diniz also holds a postgraduate degree in human resources from INSEAD in France.

Carlos Boero Hughes. Mr. Boero was appointed as a member of our board of directors in July 2017.  Mr. Boero Hughes has served as corporate Chief Financial Officer of Adeco Agropecuaria in Argentina, Brazil and Uruguay since 2008.  From 2003 to 2008, he served as regional Chief Financial Officer and local co-CEO of Noble Group.  From 2000 to 2003 he served as Relationship Manager of Food, Retail and Agrobusiness at Citibank and from 1997 to 2000 as project manager at Citibank.  From 1996 to 1997 he was Public Relations Manager at Banco Privado de Inversiones and from 1990 to 1996 he was Commercial Manager of Carlos Romano Boero.  Mr. Boero Hughes received a bachelor’s degree in Administration from Universidad de Buenos Aires in Argentina in 1989, an MBA from Universidad Católica de Argentina in 2001 and has also completed an Executive Program at INSEAD in 2007.

Diana Mondino. Ms. Mondino was appointed as a member of our board of directors in July 2017.  She is also Dean of Institutional Relations at Universidad del CEMA since 2006.  Ms. Mondino has served as director of Banco Roela since 2014.  From September 2015 to May 2017 she served as independent director and member of the audit committee of Grupo Supervielle. From 2009 to 2011 as an independent advisor to a Director of Banco de Córdoba.  From 2006 to 2011, she also served as an independent director of Pampa Energía. Since October 2017, she is again an independent member of Pampa Energía Board. Ms. Mondino was Latin America Region Head for Standard & Poor’s Credit Rating Services in New York until 2003 and before that she was country head for Standard & Poor’s Credit Rating Services in Buenos Aires.  Ms. Mondino obtained a bachelor’s degree in Economics from Universidad de Córdoba in Argentina.  She received an MBA from IESE Business School, Universidad de Navarra in Spain in 1986.

Sergio Daniel Alonso. Mr. Alonso was appointed as a member of our Board of Directors in July 2017.  Mr. Alonso has served as executive director (CEO) of Arcos Dorados since 2015.  From 2008 to 2015, he served as COO of Arcos Dorados and as CEO of McDonald’s of Brazil from 2003 to 2008.  He also served as managing partner of Aroma from 1999 to 2003.  Mr. Alonso served as General Manager of business subsidiaries and as director of commercial operations of CIADEA and RENAULT from 1996 to 1999.  He served as Vice-President of Operations, Manager of Operations, Director and member of the Finance Committee, Accounting Manager and Accounting Director of Arcos Dorados- McDonald’s from 1989 to 1996. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires in Argentina.

Sincerely,

___________________
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 12, 2018	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer